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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------
                              LINDBERG CORPORATION
                       (Name of Subject Company (Issuer))

                          BODYCOTE INVESTMENTS VI, INC.
                           BODYCOTE INTERNATIONAL PLC
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   5351 71 102
                    (CUSIP Numbers of Classes of Securities)
                             -----------------------
                                 JOHN CHESWORTH
                           BODYCOTE INTERNATIONAL PLC
                                   HULLEY ROAD
                             HURDSFIELD MACCLESFIELD
                           CHESHIRE, SK10 2SG ENGLAND
                               011-44-1625-505-300
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------
                                    COPY TO:
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                             -----------------------

This final amendment reports the results of a tender offer subject to Rule 14d-1 and constitutes an amendment to Schedule 13D under Rule 13d-2.



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      Bodycote Investments VI, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), and Bodycote hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on December 18, 2000, and amended on December 22, 2000, with respect to their offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, together with the associated share purchase rights (collectively, the "Shares") of Lindberg Corporation, a Delaware corporation ("Lindberg") at a purchase price of $18.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 also constitutes Amendment No. 1 to the Schedule 13D, originally filed on December 20, 2000 by Purchaser and Bodycote.
Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

      Items 1 through 9 and 11 of the Schedule TO, which incorporate the information contained in the Offer to Purchase by reference, are hereby amended as follows:

      The Offer expired at 12:00 midnight, New York City time, on Wednesday, January 17, 2001. Pursuant to the Offer, based upon a report from the Depositary for the Offer, Purchaser accepted for payment 5,509,750 Shares (including 305,951 Shares subject to guaranteed delivery), representing approximately 97.3% of the outstanding Shares. Bodycote issued a press release, dated January 18, 2001, announcing the closing of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 12.    EXHIBITS.

      Item 12 of the Schedule TO is hereby amended by adding thereto the following:

      (a)(11)  Press release issued by Bodycote, dated January 18, 2001.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2001               BODYCOTE INTERNATIONAL PLC
                                     By: /s/ David Landless

                                         Name: David Landless
                                         Title:  Director

                                     BODYCOTE INVESTMENTS VI, INC.
                                     By: /s/ John D. Hubbard

                                         Name: John D. Hubbard
                                         Title:  President



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                                  Exhibit Index

(a)(11)  Press release issued by Bodycote, dated January 18, 2001.



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